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March 31, 2010	Rajib Chanda (202) 508-4671 rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Managers Funds (Registration Nos. 002-84012 and 811-03752)

Dear Mr. Ganley:

I am writing on behalf of The Managers Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 77 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on January 29, 2010 (“Amendment No. 77”) relating to Managers AMG Essex Large Cap Growth Fund (“Large Cap Fund”), Managers Special Equity Fund (“Special Equity Fund”), Managers International Equity Fund (“International Equity Fund”), Managers Emerging Markets Equity Fund (“Emerging Markets Fund”), Managers Bond Fund (“Bond Fund”), Managers Global Bond Fund (“Global Bond Fund”) and Managers Money Market Fund (“Money Market Fund”)1 (each a “Fund” and collectively the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

Global Comments in Prospectus

1. Comment: Under “Summary of the Funds,” please delete each Fund’s ticker symbol(s) from each Fund’s summary section for purposes of the registration statement filing under Rule 485(b) under the Securities Act of 1933, as amended. The ticker symbol may be included in a Fund’s summary prospectus if there is no separate cover page for the summary prospectus.

[1]

We informed the Staff that the Trust expects to liquidate the Money Market Fund by April 30, 2010 and does not intend for the Money Market Fund’s registration statement included in Amendment No. 77 to become effective under the 1933 Act or Investment Company Act of 1940, as amended. Therefore, the Staff did not provide comments on the Money Market Fund’s registration statement included in Amendment No. 77.

Response: The requested changes have been made.

2. Comment: Under “Summary of the Funds—Fees and Expenses of the Fund,” please replace each reference to “Net Annual Fund Operating Expenses” in the “Annual Fund Operating Expenses” table with “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement” in accordance with Instruction 3(e) to Item 3 of Form N-1A.

Response: The requested change has been made.

3. Comment: Under “Summary of the Funds—Fees and Expenses of the Fund—Expense Example,” please move the sentence regarding the impact of the Fund’s contractual expense limitation to the introductory paragraph of this section.

Response: The requested change has been made.

4. Comment: Under “Summary of the Funds—Performance,” please delete from the summary section of the prospectus all disclosure except for the first sentence and the last two sentences of the introductory paragraph or consider moving this disclosure to a new section in the Prospectus outside the summary section, as we believe this disclosure is not contemplated by Item 4(b)(2)(i) of Form N-1A.

Response: The requested change has been made.

5. Comment: Under “Summary of the Funds—Buying and Selling Fund Shares—Transaction Policies,” please delete the first two paragraphs, as we believe this disclosure is not responsive to Items 6(a) and (b) of Form N-1A, which call for disclosure of a fund’s minimum initial and subsequent investment amounts, that a fund’s shares are redeemable, and any procedures for redeeming shares. In addition, in the first sentence of the third paragraph, please consider disclosing, if accurate, that shareholders may redeem Fund shares on business days instead of “any time.”

Response: The requested changes have been made.

6. Comment: Under “Summary of the Funds—Dividends, Capital Gains and Taxes,” please clarify, if accurate, that a shareholder may be taxed on withdrawals from an IRA, 401(k), or any tax-advantaged investment plan.

Response: The requested change has been made.

7. Comment: Under “Additional Information About the Funds—Summary of the Funds’ Principal Risks,” please disclose, either in narrative or tabular form, which risks correspond to the applicable Funds.

Response: The requested change has been made by adding a parenthetical next to each risk indicating which risk corresponds to the applicable Funds.

8. Comment: Under “Shareholder Guide—Fair Value Policy,” please identify which Funds generally invest in thinly traded securities.

Response: The Trust notes that each Fund has the potential to invest in thinly traded securities, and therefore the Trust declines to make the requested change at this time.

Large Cap Fund

9. Comment: Under “Summary of the Funds—Fees and Expenses of the Fund,” please consider removing the second sentence of the first footnote to the fee table or moving this disclosure to a new section in the Prospectus outside the summary section, as we believe this disclosure is not required or permitted by Item 3 of Form N-1A.

Response: The requested change has been made.

10. Comment: Under “Summary of the Funds—Principal Investment Strategies,” please disclose any additional factors, if applicable, that the Fund’s portfolio managers consider when selecting investments for the Fund.

Response: The requested change has been made.

11. Comment: Under “Summary of the Funds—Principal Investment Strategies,” please consider revising the definition of “large-capitalization companies” to be consistent with investor expectations of the term.

Response: The Trust believes that the definition of “large-capitalization companies” currently used by the Large Cap Fund is consistent with investor expectations and industry practice. In this regard, the Trust notes that the current definition reflects a revision based on a previous Staff comment to the Trust regarding the definition of “large-capitalization companies” and further notes that market conditions have affected investor expectations of what constitutes a large capitalization company. Nonetheless, the Trust will revise the Fund’s definition of large-capitalization companies as follows: The term “large-capitalization” companies refers to companies with a minimum market capitalization of $3 billion at the time of purchase.

12. Comment: If the Fund concentrates its investments in any particular industry sector, please consider revising the disclosure under the “Summary of the Funds—Principal Investment Strategies” and “—Principal Risks” sections to identify the particular industry sector(s) in which the Fund concentrates its investments.

Response: The Trust notes that the Fund currently does not concentrate its investments in a particular industry sector, but the Trust will consider supplementing the Fund’s prospectus in the future if the Fund concentrates its investments in any particular industry sector.

13. Comment: Under “Summary of the Funds—Performance,” please consider revising the scale of the “Calendar Year Total Returns as of 12/31/09” bar chart.

Response: The requested change has been made.

Special Equity Fund

14. Comment: Under “Summary of the Funds—Principal Investment Strategies,” please consider adding disclosure explaining why the portfolio holdings or investment strategies of the Fund are “special.”

Response: The Trust notes that the Fund is subadvised by multiple subadvisors with each subadvisor using an independent growth-oriented proprietary investment strategy intended to complement the other subadvisors’ investment strategies and will add disclosure to this effect under “Principal Investment Strategies” in the Fund’s summary section.

15. Comment: Under “Summary of the Funds—Performance,” please delete the second footnote to the “Average Annual Total Returns as of 12/31/09” table relating to the Institutional Class inception date, and include that information in the body of the table.

Response: The requested change has been made.

International Equity Fund and Emerging Markets Fund

16. Comment: Under “Summary of the Funds—Investment Objective,” please delete the disclosure after “long-term capital appreciation” regarding the Fund’s investments, because we believe this relates to the Fund’s investment strategy rather than its investment objective.

Response: The Trust generally takes the view that a Fund’s investment objective cannot be changed without prior approval of the Fund’s Board of Trustees. The Fund’s Board of Trustees will not have a regularly scheduled meeting until after the Fund makes its registration statement filing on or around March 31, 2010. The Fund’s adviser intends to raise the suggested change to the Fund’s investment objective for the Trust’s Board of Trustees’ consideration at a future meeting and, if the change is approved, the Trust will update the Fund’s prospectus accordingly. The Trust, therefore, declines to make the requested change at this time.

Emerging Markets Fund

17. Comment: Under “Summary of the Funds—Performance,” in the first sentence of the introductory paragraph, please consider adding disclosure to clarify that the Fund compares its performance to two versions of the MSCI Emerging Markets Index (a “gross dividends” version and a “net dividends” version).

Response: The Trust notes that the “gross dividends” version of the MSCI Emerging Markets Index has been removed from the “Performance” section of the Fund’s prospectus, and therefore believes this comment does not require any further action.

Bond Fund

18. Comment: Under “Summary of the Funds—Principal Investment Strategies,” please include disclosure regarding the Fund’s investments in derivatives to correspond with the derivatives risk disclosure included in response to Item 4 of Form N-1A.

Response: The Trust notes that the current disclosure in the “Principal Investment Strategies” section of the Fund’s prospectus states that the Fund may utilize futures contracts in order to adjust the Fund’s duration, and therefore believes this comment does not require any further action.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda